EXHIBIT 99.1

Teck Resources Limited Suite 3300, 550 Burrard Street Vancouver, B.C. Canada V6C 0B3	+1 604 699 4000 Tel www.teck.com	News Release

For Immediate Release 21-14-TR	Date:	March 26, 2021

Teck Resolves Fisheries Act Charges

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck") today announced that Teck Coal Limited (“Teck Coal”) has resolved charges under the Fisheries Act relating to 2012 discharges of selenium and calcite to a mine settling pond and to the Fording River from its Fording River and Greenhills steelmaking coal operations in the Elk Valley region of British Columbia (B.C.).

The B.C. Provincial Court has accepted a plea of guilty and a joint sentencing submission by the Crown and Teck Coal in relation to two counts charging offences under s. 36(3) of the Fisheries Act. As part of the resolution Teck Coal will pay a penalty of $30 million in respect of each offence. The Crown will not proceed with charges relating to the same discharges over the period from 2013 to 2019.

An open letter addressing the resolution of charges and the steps Teck is taking to improve water quality from Teck President and CEO Don Lindsay is available here and included below.

As previously announced in October 2020, Environment and Climate Change Canada has also issued a Direction under the Fisheries Act setting out additional measures to improve water quality and prevent calcite deposition that are complementary to measures already included in the Elk Valley Water Quality Plan that Teck is implementing. More information on the Elk Valley Water Quality Plan is available here.

Forward-Looking Statements

This news release and the attached letter contain certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: the Crown not proceeding with charges relating to the same discharges over the period from 2013- 2019; the expected cost of implementing incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada; the steps Teck Coal is taking to improve water quality; Teck Coal’s adoption of new technologies; its plans for further investment in water treatment and management; and its commitment to addressing the water quality challenge in the Elk Valley and to maintain employment and economic activity.

These statements are based on a number of assumptions, including, but not limited to assumptions with respect to acts by governments and the outcome of legal proceedings, the receipt of regulatory and governmental approvals for our operations, including mine extensions, and our water treatment and water management projects, engineering and construction timetables and capital costs for those projects, the effectiveness of water treatment technology, including assumptions that additional treatment will be effective at scale, that the technology and facilities operate as expected, and that water quality modeling accurately forecasts conditions in the environment and water treatment requirements. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, the outcome of legal proceedings or regulatory developments, failure of plant, equipment or processes to operate in accordance with specifications or expectations, government action or delays in the receipt of government approvals, delays in construction or commissioning, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters, labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, difficulty in obtaining permits, and changes or further deterioration in environmental conditions or fish populations, and changes in general economic conditions. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19-related matters on our business and operations and projects will depend on the ability of our sites to maintain normal operations and of our construction projects to continue to progress, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating and construction activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

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Open Letter from Teck President and CEO Don Lindsay

Today, Teck reached a resolution of charges under the Fisheries Act in connection with discharges of selenium and calcite from our steelmaking coal operations in the Elk Valley of British Columbia (B.C.) in 2012.

We sincerely apologize and take responsibility for the impacts of these discharges. Everyone at Teck is committed to responsible mining that protects the environment. Which is why, over the nine years since, we have worked hard to solve this challenge and ensure the watershed is sustained for the long term.

Although there has been mining in the Elk Valley for more than 120 years, it was not until 2010-2012 – through independent research commissioned by Teck – that we began to understand the full extent of the impacts of selenium and calcite releases on water and aquatic health in the valley. We learned this was an extremely complex challenge connected to the long history of mining in the region, and that it required an extraordinary response. The Elk Valley is home to thousands of Teck employees and their families, and no one is more committed to solving this challenge than they are.

In 2013, under direction from the Government of B.C. and in consultation with the Ktunaxa Nation, scientists, and local communities, we developed the Elk Valley Water Quality Plan. The plan, approved by the B.C. Government in 2014, is a long-term strategy with the goal of stabilizing and reversing the trend of selenium, calcite and other constituents while improving the health of the watershed.

We’ve invested about $1 billion so far to implement the plan and have constructed cutting-edge water treatment facilities that are successfully removing selenium and calcite from local waterways. We’ve undertaken a monitoring program that is tracking water quality and aquatic health in the Elk Valley and we are sharing the results with government, Indigenous Nations and the public. Further, we’ve implemented a major research and development program that is now conducting some of the most advanced mining-related environmental science anywhere in the world. The plan is adaptive, so as new and better technologies are developed, we will make them part of our approach.

While there has been significant progress since 2012, much more remains to be done. Additional water treatment facilities are under construction now, with more in the planning stages. We plan to further invest up to $655 million over the next four years alone on work to protect the watershed, with even more to come in the years ahead.

To our knowledge, a water quality plan of this size and complexity has never been done before anywhere in the world. It involves complicated science and world-leading environmental technology. It takes time and perseverance – there are no quick fixes. Along the way we have made progress and made mistakes, and we’ve learned from both, always striving to do better. We are committed to meeting this challenge and responsibly maintaining the billions in economic activity and over 15,000 jobs supported by our operations that are so critical to the Elk Valley and to B.C.

Again, to the Ktunaxa First Nation, whose territory we operate on, and to our communities in the Elk Valley, we deeply regret these impacts and we apologize. You have my commitment that we will not waver in our focus on addressing this challenge and working to ensure that the environment is protected for today and for future generations.

Don Lindsay

President and CEO

Teck Resources Limited

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